EXHIBIT 99.95

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this amended Registration Statement on Form 40-F/A of Mercator Minerals Ltd. of (1) our report dated March 30, 2010 relating to the consolidated financial statements for the years ended December 31, 2009 and 2008; and (2) our report dated October 26, 2011 relating to the reconciliation with United Stated Generally Accepted Accounting Principles of the consolidated financial statements as at December 31, 2009 and for each of the two years in the period ended  December 31, 2009 appearing in Exhibits 99.4, and 99.5, respectively, to this amended Registration Statement.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants
Vancouver, Canada
December 22, 2011